MAINSTAY FUNDS TRUST

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

May 17, 2023

Mr. Michael A. Rosenberg

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Response to Comments on the Registration Statement (the “Registration Statement”) for MainStay Funds Trust (SEC File Nos. 333-160918 and 811-22321) (the “Registrant”) relating to MainStay Fiera SMID (each a “Fund” and collectively, the “Funds”)

Dear Mr. Rosenberg:

This letter responds to comments provided by you telephonically on April 17, 2023 with respect to the Registration Statement. The Registration Statement was filed with the Securities and Exchange Commission on March 13, 2023. On behalf of the Registrant, your comments and our responses thereto are provided below.

All defined terms in this letter have the same meaning as in the Registration Statement, except as otherwise defined herein.

Comment 1: In footnote 2 to the table entitled “Fees and Expenses of the Fund” clarify that the existing expense waiver agreement will remain in effect until February 28, 2026 and thereafter shall renew automatically for one-year terms unless terminated in accordance with its terms.

Response: We have made the requested clarification.

Comment 2: In the section entitled “Principal Investment Strategies” indicate the types of American Depositary Receipts that the Fund may purchase. Also, indicate whether the Fund will purchase any other type of depository receipts.

Response: We have made the requested edits to indicate that the Fund will invest in sponsored American Depositary Receipts and Global Depositary Receipts as part of its principal investment strategies.

Comment 3: In the section entitled “Principal Investment Strategies” describe how a third party determines an issuer’s “country of risk”.

Response: Although the Fund will generally rely on an issuer’s “country of risk,” as determined by Bloomberg, when categorizing securities as either U.S. or foreign-based, it is not required to do so. The factors used by a third party may vary over time and may be different from one third party to another. Therefore, we respectfully decline to make the requested edit.

Comment 4: In the section entitled “Principal Investment Strategies” please identify which sectors the Fund may emphasize in selecting its investments.

Response: We have made the requested edit.

Comment 5: In the section entitled “Principal Investment Strategies – Investment Process,” please indicate that the Fund may also invest in in companies that are in the earlier stages of their growth cycle that the Fund recognizes as “emerging growth” companies.

Response: We have made the requested edit.

Comment 6: In the section entitled “Principal Risks” please include disclosure regarding the risks associated with companies that are in the earlier stages of their growth cycle.

Response: We have made the requested edit.

Comment 7:   In the section entitled “Principal Risks” describe fees that may be associated with investments in depositary receipts.

Response:  Because the Fund will invest in sponsored American Depositary Receipts and Global Depositary Receipts as part of its principal investment strategies, we believe that a discussion regarding fees would be inappropriate. Therefore, we respectfully decline to make this edit.

Comment 8: Explain supplementally why you feel that the risk factor entitled “Liquidity and Valuation Risk” is an appropriate principal risk for the Fund

Response:  We have deleted this risk factor.

Comment 9: Explain supplementally why you feel that the risk factor entitled “Master Limited Partnerships (“MLPs”) is appropriately included in the section entitled “More About Investment Strategies and Risks.” If you feel that it is appropriate, explain why it is not included in the section entitled “Principal Investment Strategies.”

Response:  We have deleted this risk factor.

Comment 10: Please confirm that the Acquired Fund will look through its holdings of investment companies for purposes of concentration testing.

Response: Disclosure describing this can be found in the second paragraph of the section entitled “Investment Practices, Instruments and Risk Common to Multiple Funds – Investment Companies.”

Sincerely,

/s/ Thomas C. Humbert Jr.

Thomas C. Humbert, Jr.

Assistant Secretary